UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 1-10585

A.	Full title of plan and the address of the plan, if different from that of the issue named below:

CHURCH & DWIGHT CO., INC. SAVINGS AND PROFIT SHARING PLAN

FOR HOURLY EMPLOYEES

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

469 NORTH HARRISON STREET

PRINCETON, NEW JERSEY 08543-5297

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

Page
Financial Statements and Supplemented Schedules:

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statement of Net Assets Available for Benefits December 31, 2006	3

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2006	4

Notes to Financial Statements	5-11

Supplemental Schedules:

Schedule of Assets (Held at end of year) (Schedule H, Line 4i) December 31, 2006	12

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Retirement and Administrative Committee,

    Plan Administrator and Participants

Church & Dwight Co., Inc. Savings and Profit

    Sharing Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees (formerly Church & Dwight Co., Inc. Profit Sharing Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey

June 28, 2007

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Investments, at fair value	$69,627,758	$212,105,477
Participant loans	1,669,049	2,343,679

Totals	71,296,807	214,449,156

Receivables:
Employer contributions	3,549,561	9,852,700
Participant contributions	—	260

Totals	3,549,561	9,852,960
Cash	—	202

Net assets available for benefits	$74,846,368	$224,302,318

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Investment income:
Net appreciation in fair value of investments	$7,599,462	$3,373,922
Dividend and interest income	2,567,282	5,317,552

Totals	10,166,744	8,691,474

Contributions:
Participant	2,811,196	11,168,121
Employer	3,701,345	9,531,804

Totals	6,512,541	20,699,925

Totals	16,679,285	29,391,399

Deductions from net assets attributable to:
Distributions to participants	4,747,308	17,372,454
Other charges	13,256	4,882

Totals	4,760,564	17,377,336

Net increase in plan assets before transfers	11,918,721	12,014,063
Transfers out to other plan	(161,374,671)	—

Net increase (decrease) in plan assets after transfers	(149,455,950)	12,014,063
Net assets available for benefits:
Beginning of year	224,302,318	212,288,255

End of year	$74,846,368	$224,302,318

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of Church & Dwight Co., Inc. (the “Company”) Savings and Profit Sharing Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

Effective July 1, 1994, Church & Dwight Co., Inc. Profit Sharing Plan and Church & Dwight Co., Inc. Savings Plan were merged, with the profit sharing plan being the survivor of the merger. Effective with the merger described above, the Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), for after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Effective January 1, 2006, the Plan was renamed Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.

All hourly employees of the Company are eligible for participation in the Plan except for the following:

Hourly employees from Green River, Wyoming, hired before July 1, 1987 are not permitted to share in the allocation of any profit sharing contributions if the employee made an irrevocable election to stay in the Church & Dwight Co., Inc. Pension Plan For Green River Plant Hourly-Paid Employees. All hourly employees in Green River, Wyoming are eligible to make pre- and post-tax contributions and receive Company match.

Employees of the Syracuse, New York plant, whose employment was covered under the terms of a labor agreement between the Company and the United Steelworkers of America, Local 1263, shall not be permitted to share in the allocation of profit sharing contributions or to elect to have basic or additional pre-tax contributions made to the Plan.

Effective July 1, 2001, a regular employee shall include any nonunion hourly-paid employee of the Company who is employed at the Company’s North Brunswick, New Jersey, Harrisonville, Missouri or Chicago, Illinois facilities. Employees at the Company’s North Brunswick, New Jersey facility were not permitted to share in any allocations of profit sharing contributions until January 1, 2003.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Employees at the London, Ohio facility who are members of the United Industrial Workers Service, Transportation, Professional and Government Union of North America, were not permitted to share in any allocations of profit sharing contributions and/or matching contributions until January 1, 2002.

Administrative expenses:

Certain administrative costs are paid by the Company.

Contributions:

Participants may elect to make basic pre- or post-tax contributions of 1% to 6% of compensation, provided, however, that all contributions must be fixed in multiples of 1%. Participants may also elect to make additional pre- and post-tax contributions not to exceed 6%. Total participant contributions cannot exceed 12% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company matches an amount equal to 50% of each participant’s basic pre- or post-tax contribution.

Company matching contributions are invested in the Company Stock Fund. Participants specify which investment funds, in increments of 5% that their contributions are invested in, provided that not more than 50% of such contributions are contributed to the Company Stock Fund. Effective January 1, 2002, participants who attain or have attained age 55 and have completed 10 years of services may direct their matching contribution account be invested in any one or more investment funds.

As of each December 31, the Company shall make a profit sharing contribution to the fund in such amount, if any, as the Board in its discretion deems appropriate; provided, however, that the minimum contribution shall be 4% for 2003 and beyond as long as this plan design is in place.

The participant will specify in which investment fund, in increments of 5%, that the Company’s profit sharing contributions to their account will be invested.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified savings plan in which employees participated prior to their employment by the Company.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are fully vested at all times in their basic and additional pre- or post-tax contributions and rollover contributions. Participants vest in the Company’s matching contributions at the rate of 20% for each year of service, as defined in the Plan document and will become 100% vested after 5 years of service.

Participants vest in their profit sharing accounts as follows:

Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age, death or disability.

Participant loans:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. Loans are secured by an equivalent lien on the participant’s nonforfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid ratably through weekly payroll deductions.

Distributions:

The normal form of a benefit payment shall be a single life annuity, payable monthly and terminating with the last payment preceding the participant’s death. If the participant is married on the date benefits commence, the participant

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

shall automatically receive a qualified joint and survivor annuity under which the benefits shall continue following the participant’s death to the surviving spouse during the spouse’s lifetime at a rate that is 50% of the amount payable during the joint lives of the participant and spouse and is the actuarial equivalent of a single life annuity for the life of the participant. The participant may elect a lump sum payment in lieu of the monthly annuity.

Forfeitures:

Forfeitures of nonvested Company matching and profit-sharing contributions are used to reduce future Company contributions. During the years ended December 31, 2006 and 2005, Company matching and profit-sharing contributions were reduced by $265,633 and $207,896, respectively, for such forfeitures. The amount in the forfeitures account was $407,034 and $518,838 as of December 31, 2006 and 2005, respectively.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition:

Investments in mutual funds are carried at market as determined by Mercer Trust Company (the “Trustee”), which was changed from the Former Trustee, Putnam Fiduciary Trust Company, on January 1, 2005, based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. Participant loans are valued at their outstanding balance, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Payment of benefits:

Benefits are recorded when paid.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments:

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
Church & Dwight Co., Inc. common stock	$26,612,239	$71,260,324
Putnam Voyager Fund	5,896,778	18,480,869
Putnam Stable Value Fund	10,073,326	32,681,057
Putnam International Equity Fund	4,008,972	11,503,118

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2006	2005
Company Stock Fund	$6,192,240	$(1,044,597)
PIMCO Total Return Fund	(25,750)	(153,708)
George Putnam Fund of Boston	17,772	(63,173)
Putnam Growth and Income Fund	11,366	111,450
Putnam Vista Fund	124,347	1,093,618
Putnam Voyager Fund	299,232	849,597
Putnam International Equity Fund	588,737	1,028,683
Neuberger Berman Genesis Fund	(31,431)	1,185,911
Vanguard S&P 500 Index Fund	160,179	180,151
Lord Abbett Mid Cap Value Fund	(2,864)	(48,082)
ING Index Plus Small Cap Fund	(12,610)	(943)
Putnam Stable Value Fund	—	(865)
Putnam Retirementready Maturity Fund	1,529	(4,657)
Putnam Retirementready 2010 Fund	(3,822)	(3,460)
Putnam Retirementready 2015 Fund	(970)	(12,595)
Putnam Retirementready 2020 Fund	43,566	92,858
Putnam Retirementready 2025 Fund	50,327	52,683
Putnam Retirementready 2030 Fund	72,972	48,781
Putnam Retirementready 2035 Fund	55,293	33,208
Putnam Retirementready 2040 Fund	40,246	19,291
Putnam Retirementready 2045 Fund	16,389	9,424
Putnam Retirementready 2050 Fund	2,714	347

Totals	$7,599,462	$3,373,922

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2006 and 2005 and for the years then ended:

	2006	2005
Net assets:
Company Stock Fund	$107,850	$2,793,697

Changes in net assets:
Net appreciation (depreciation)	$190,078	$(2,705)
Dividends/interest	3,533	5,244
Employer contributions	245,234	903,655
Transfer to other plan	(1,928,935)
Terminations and withdrawals	(62,193)	(150,720)
Forfeitures	(21,831)	(95,591)
Transfers to participant – directed investments	(1,109,979)	(1,307,301)
Loans	(23,013)	(33,483)
Fees and miscellaneous	21,259	93,730

Net decrease	(2,685,847)	(587,171)
Balance, beginning of year	2,793,697	3,380,868

Balance, end of year	$107,850	$2,793,697

Only the Company matching contributions made to the Company Stock Fund are nonparticipant-directed investments.

Note 5 - Related party transactions:

The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement dated July 1, 1996 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3 (14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS

Note 6 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 7 - Tax status:

The Internal Revenue Service has determined and informed the Company by letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 8 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES (FORMERLY THE

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN)

EIN #13-4996950

Plan #006

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value
*Church & Dwight Co., Inc.	Common Stock	$10,687,605	$26,612,239

PIMCO Total Return Fund	Mutual Fund	2,392,428	2,352,151
*George Putnam Fund of Boston	Mutual Fund	2,512,757	2,609,040
*Putnam Growth and Income Fund	Mutual Fund	2,110,869	2,222,027
*Putnam Vista Fund	Mutual Fund	1,791,740	2,320,181
*Putnam Voyager Fund	Mutual Fund	5,040,535	5,896,778
*Putnam Retirementready Maturity	Mutual Fund	137,639	138,337
*Putnam Retirementready 2010 Fund	Mutual Fund	978,592	972,107
*Putnam Retirementready 2015 Fund	Mutual Fund	1,799,253	1,790,077
*Putnam Retirementready 2020 Fund	Mutual Fund	1,262,412	1,316,167
*Putnam Retirementready 2025 Fund	Mutual Fund	1,169,543	1,227,006
*Putnam Retirementready 2030 Fund	Mutual Fund	1,243,750	1,323,752
*Putnam Retirementready 2035 Fund	Mutual Fund	870,356	928,590
*Putnam Retirementready 2040 Fund	Mutual Fund	637,042	683,540
*Putnam Retirementready 2045 Fund	Mutual Fund	263,164	281,172
*Putnam Retirementready 2050 Fund	Mutual Fund	76,825	79,731
ING Index Plus Small Cap Fund	Mutual Fund	218,081	206,843
*Putnam Stable Value Fund	Mutual Fund	10,073,326	10,073,326
*Putnam International Equity Fund	Mutual Fund	3,001,364	4,008,972
Neuberger Berman Genesis Fund	Mutual Fund	1,521,213	1,753,352
Vanguard S&P 500 Index Fund	Mutual Fund	1,196,548	1,453,849
Lord Abbett Mid Cap Value Fund	Mutual Fund	1,231,994	1,378,521

		50,217,036	69,627,758

Participant loans (various maturity dates, with interest rates ranging from 5.0% to 9.25%)	Loan	—	1,669,049

Totals		$50,217,036	$71,296,807

*	Party-in-interest.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Hourly Employees

Date: June 28, 2007	By:	/s/ Gary P. Halker
	Name:	Gary P. Halker
	Title:	Vice President, Finance and Treasurer
Church & Dwight Co., Inc.